CONSULTING AGREEMENT

This Consulting Agreement (this "Agreement"), is made and entered into as of this 11th day of February 2004 by and between Trinity3 Corporation, a Delaware corporation ( "Trinity" or the "Company") and Chris McDonald, an individual ("McDonald" or the "Consultant").

RECITALS

WHEREAS, the Company wishes to engage the consulting services of Consultant; and

WHEREAS, Consultant wish to provide the Company with consulting services.

NOW, THEREFORE, in consideration of the mutual promises herein contained, the parties hereto hereby agree as follows:

1.   CONSULTING SERVICES

The Company hereby authorizes, appoints and engages the Consultant, and Consultant agrees to be available for up to two hundred (200) hours over the twelve (12) months following the date of this Agreement, to perform the following services (the "Consulting Services"):

(a)   to work closely with employees of the Company and its subsidiary, Skyline Orthopedics, Inc. ("Skyline") as requested;

(b)   to assist in the transition of management and ownership of Skyline to the Company, including but not limited to human resource issues, client retention, business development and strategy, planning and control related to marketing and sales, and general business management issues;

(c)   to make and maintain direct contact with Skyline clients as requested by the Company to maintain and develop client relationships;

(d)   to assist in developing new business and client retention strategies in all existing markets; and

(e)   to assist with the production of marketing communications, as requested.

The scope and limitations of the Consulting Services to be provided by Consultant, and a schedule of time values associated with certain Consulting Services ("Time Values"), is attached hereto as Exhibit A and incorporated herein by this reference.

2.   TERM OF AGREEMENT

This Agreement shall be in full force and effect as of the date hereof and extend for a period of up to two hundred (200) hours over the twelve (12) months following the date of this Agreement. The Company may terminate this Agreement at any time, with or without cause. The Consultant may terminate this Agreement at any time after 200 hours, but otherwise only with the consent of the Company.

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3.   COMPENSATION TO CONSULTANT

The Consultant’s compensation for the Consulting Services shall be two hundred fifty thousand (250,000) shares of common stock of the Company (the "Shares"), issued without restrictive legend as a result of a registration on Form S-8. The Shares shall be delivered to Consultant upon execution of this Agreement, but the parties agree that the Shares shall be earned and vest at a rate of one-sixth (1/6) per month for each of the first six (6) months of this Agreement, and are therefore subject to forfeiture in the event of a breach of this Agreement by Consultant as set forth in Section 4.

4.   NON-COMPETE AND CONFIDENTIALITY

(a)   Consultant shall not, during the term of this Agreement and for a period of one (1) year immediately following the termination of this Agreement, or any extension of it, for any reason, either directly or indirectly (for purposes of this Section 4 of this Agreement, "Company" shall include Skyline Orthopedics, Inc. and all of its Subsidiaries as defined in the Reorganization Agreement (defined below), and "Business" shall mean the business of the Company as of the date of this Agreement): (i) become associated with, render services to, invest in, represent, advise or otherwise participate in as an officer, employee, director, stockholder, partner, promoter, agent of, consultant for or otherwise, any business which is conducted in the State of California and which is competitive with the Business of the Company or any of its subsidiaries; (ii) for its own account or for the account of any other person or entity, interfere with the Company’s relationship with any of its suppliers, material customers, accounts, brokers, representatives or agents; (iii) call on, solicit, or take away any of Company’s customers or potential customers about whom Consultant became aware as a result of Consultant’s services to the Company, either for Consultant or for any other person or entity; or (iv) solicit or take away or attempt to solicit or take away any of Company’s employees or contractors either for Consultant or for any other person or entity.

Consultant acknowledges that he is subject to the Non-Competition provisions of that certain Reorganization and Stock Purchase Agreement by and between the Company, Skyline Orthopedics, Inc., and Consultant dated February 4, 2004 (the "Reorganization Agreement"), and that the terms and conditions of those Non-Competition provisions shall survive the termination of this Agreement.

(b)   Consultant will maintain in confidence and will not, directly or indirectly, disclose or use, either during or after the term of this Agreement, any Proprietary Information or confidential information or know-how belonging to the Company, whether or not it is in written or permanent form, except to the extent necessary to perform the services under this Agreement. On termination of Consultant’s services to the Company, or at the request of the Company before termination, Consultant shall deliver to the Company all material in Consultant’s possession relating to the Company’s business. The obligations concerning Proprietary Information extend to information belonging to customers and suppliers of the Company about whom the Consultant may have gained knowledge as a result of performing services for the Company.

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5.   BREACH OR TERMINATION

(a)   In the event of a breach or termination of this Agreement by Consultant, without the written consent of the Company to the breach or termination, and in the event of a breach after a five (5) day opportunity to cure beginning on the date of receipt of notice of breach from the Company, then the Consultant shall (i) return the portion of the Shares that have not vested as of the date of breach or termination, determined in accordance with Section 3, and (ii) pay to the Company a liquidated damages fee of $50,000. Consultant hereby acknowledges that his services to the Company are unique in nature and that in the event of a breach of this Agreement by Consultant damages to the Company would be impossible to ascertain, and as a result the liquidated damages portion of this section has been negotiated by the parties hereto and agreed-upon by Consultant. All obligations of Consultant hereunder shall be satisfied within five (5) business days of the breach or termination.

(b)   In the event the Company terminates this Agreement, or the Company and the Consultant mutually agree to terminate this Agreement, or the Company is in default under and as defined in that certain Promissory Note (the "Note") of even date herewith whereby the Company is obligated to pay Consultant certain sums, then in addition to the remedies specified in the Note, all of the Shares shall immediately become vested and earned by Consultant, and Consultant shall have no further obligations to Company under this Agreement.

6.   REPRESENTATIONS AND WARRANTIES OF CONSULTANT

Consultant represents and warrants to and agrees with the Company that:

(a)        This Agreement has been duly authorized, executed and delivered by Consultant. This Agreement constitutes the valid, legal and binding obligation of Consultant, enforceable in accordance with its terms, except as rights to indemnity hereunder may be limited by applicable federal or state securities laws, and except as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditor's rights generally; and

(b)       The consummation of the transactions contemplated hereby will not result in any breach of the terms or conditions of, or constitute a default under, any agreement or other instrument to which Consultant is a party, or violate any order, applicable to Consultant, of any court or federal or state regulatory body or administrative agency having jurisdiction over Consultant or over any of its property, and will not conflict with or violate the terms of Consultant’s current employment.

7.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents, warrants, covenants to and agrees with Consultants that:

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(a)        This Agreement has been duly authorized, and executed by the Company and is a binding obligation of the Company, enforceable in accordance with its terms, except as rights to indemnity hereunder may be limited by applicable federal or state securities laws, except in each case as such enforceability may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditor's rights generally.

8.   INDEPENDENT CONTRACTOR

Both the Company and the Consultant agree that the Consultant will act as an independent contractor in the performance of his duties under this Agreement. Nothing contained in this Agreement shall be construed to imply that Consultant, or any employee, agent or other authorized representative of Consultant, is a partner, joint venturer, agent, officer or employee of the Company. Neither party hereto shall have any authority to bind the other in any respect vis a vis any third party, it being intended that each shall remain an independent contractor and responsible only for its own actions.

9.   NOTICES

Any notice, request, demand, or other communication given pursuant to the terms of this Agreement shall be deemed given upon delivery, and may only be delivered or sent via hand delivery, facsimile, or by overnight courier, correctly addressed to the addresses of the parties indicated below or at such other address as such party shall in writing have advised the other party.

If to The Company:	Trinity3 Corporation
1920 Main Street, Suite 980
Irvine, CA 92614
Facsimile (949) 955-1937
Attn: President

If to Consultant:	Chris McDonald
1280 Bison Street
Newport Beach, CA 92660
Facsimile (949) 219-0534

10.       ASSIGNMENT

This contract shall inure to the benefit of the parties hereto, their heirs, administrators and successors in interest. This Agreement shall not be assignable by either party hereto without the prior written consent of the other.

11.       CHOICE OF LAW AND VENUE

This Agreement and the rights of the parties hereunder shall be governed by and construed in accordance with the laws of the State of California including all matters of construction, validity, performance, and enforcement and without giving effect to the principles of conflict of laws. Any action brought by any party hereto shall be brought within the County of Orange, State of California.

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12.       ENTIRE AGREEMENT

Except as provided herein, this Agreement, including exhibits, contains the entire agreement of the parties, and supersedes all existing negotiations, representations, or agreements and all other oral, written, or other communications between them concerning the subject matter of this Agreement. There are no representations, agreements, arrangements, or understandings, oral or written, between and among the parties hereto relating to the subject matter of this Agreement that are not fully expressed herein.

13.       SEVERABILITY

If any provision of this Agreement is unenforceable, invalid, or violates applicable law, such provision, or unenforceable portion of such provision, shall be deemed stricken and shall not affect the enforceability of any other provisions of this Agreement.

14.       CAPTIONS

The captions in this Agreement are inserted only as a matter of convenience and for reference and shall not be deemed to define, limit, enlarge, or describe the scope of this Agreement or the relationship of the parties, and shall not affect this Agreement or the construction of any provisions herein.

15.       COUNTERPARTS

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which shall together constitute one and the same instrument.

16.       MODIFICATION

No change, modification, addition, or amendment to this Agreement shall be valid unless in writing and signed by all parties hereto.

17.       ATTORNEYS FEES

Except as otherwise provided herein, if a dispute should arise between the parties including, but not limited to arbitration, the prevailing party shall be reimbursed by the non-prevailing party for all reasonable expenses incurred in resolving such dispute, including reasonable attorneys' fees.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the Effective Date.

"Company"	"Consultant"

Trinity3 Corporation,
a Delaware corporation

/s/ Steven D. Hargreaves	/s/ Chris McDonald
By: Steven D. Hargreaves	Chris McDonald
Its: President

/s/ Shannon T. Squyres
By: Shannon T. Squyres
Its: Chief Executive Officer

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Exhibit A to Consulting Agreement

The Consultant shall be available to the Company to consult, maintain and develop relationships, and to provide creative input and opinions to grow Skyline’s business. To reach this objective the Consultant shall share his knowledge of Skyline’s business, existing relationships with customers and existing relationships with potential customers. It is anticipated that 90% of Consultant’s time will be handled remotely by telephone, cell phone, fax and e-mail (collectively "Communications"), since Consultant will be relocating from Newport Beach to Arkansas.

Consultant will provide the following:

1.   Communications with his existing relationships, who may be existing customers or potential customers of Skyline.

2.   Communications with existing employees and new employees of Skyline.

3.   Communications with Jeff Zelner and other key managers on strategies for building Skyline’s business and building relationships.

4.   Meet periodically in person as needed upon specific written request by the Company given on a minimum of seven (7) business day’s notification.

5.   Respond to all Communications within 24 hours or sooner.

Consultant will not do the following:

1.   Engage in Communications to develop new relationships with new customers of Skyline.

2.   Engage in "cold calling", door to door solicitation of potential customers of Skyline such as doctors, hospitals and other institutions.

3.   Be physically present at the Company or Skyline’s offices or offices of third parties except as specifically arranged in advance upon a minimum seven business days notice.

4.   Consultant will not act as a sales person to develop new leads or new business for Skyline.

TIME VALUES OF SPECIFIC EVENTS

Description of Event	Time Value
Telephone conference with someone from the Company or Skyline	.5 hour
Telephone conference with third party (e.g., vendor, existing customer, potential customer)	.5 hour
Respond to a fax or email from someone with the Company or ,Skyline or third party	.5 hour

Not less often than bi-weekly, Consultant shall deliver to the Company a log ("Timesheet") which shall describe in reasonable detail the Consulting Services performed by Consultant each day during such period, along with the corresponding time or Time Value spent performing such Consulting Services on each day. If the Company disagrees with or objects to any of the time entries or information described in the Timesheet, it shall notify Consultant of its objection in writing within fifteen (15) days after receipt of each Timesheet, and thereafter Consultant and the company shall work in good faith to resolve such disagreement, which resolution shall be documented by a revised Timesheet incorporating any changes agreed upon, which Consultant shall promptly submit to the Company. Failure of the Company to object to Consultant’s Timesheet in writing within 15 days after its receipt shall be a waiver of a later right to object to the Timesheet. The Company shall pay all reasonable air fare and other travel expenses should Company require Consultant to travel to Company or Skyline’s offices or the office of a third party.

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